**VCMSE ART CITY LLC DBA MEOW WOLF, LLC**

*Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015*

June 9, 2017



## Independent Accountant's Review Report

To Management
VCMSE Art City LLC DBA Meow Wolf, LLC
Santa Fe, NM

We have reviewed the accompanying balance sheet of VCMSE Art City LLC as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### *Accountant's Responsibility*

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

### *Accountant's Conclusion*

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 9, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**VCMSE ART CITY LLC DBA MEOW WOLF, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2016 AND 2015**

| | 2016 | 2015 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 72,166 | $ 50,258 |
| **OTHER CURRENT ASSETS** | | |
| Inventory | 40,022 | 2,350 |
| Other Current Assets | 190,211 | 139,792 |
| TOTAL CURRENT ASSETS | 302,399 | 192,400 |
| **NON-CURRENT ASSETS** | | |
| Fixed Assets, Net | 2,752,054 | 1,694,573 |
| Deposits | 19,987 | 19,987 |
| Investments | 86,526 | - |
| TOTAL NON-CURRENT ASSETS | 2,858,566 | 1,714,559 |
| TOTAL OTHER ASSETS | - | - |
| TOTAL ASSETS | 3,160,965 | 1,906,959 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts Payable | 2,713 | 6,896 |
| Other Current Liabilities | 141,847 | 21,931 |
| Line of Credit | - | 74,447 |
| TOTAL CURRENT LIABILITIES | 144,560 | 103,274 |
| **NON-CURRENT LIABILITIES** | | |
| Notes Payable | 2,772,526 | 1,940,744 |
| TOTAL NON-CURRENT LIABILITIES | 2,772,526 | 1,940,744 |
| TOTAL LIABILITIES | 2,917,086 | 2,044,018 |
| **MEMBERS' EQUITY** | | |
| Contributed Capital | 479,593 | 138,000 |
| Retained Earnings (Deficit) | (235,713) | (275,057) |
| TOTAL MEMBERS' EQUITY | 243,880 | (137,057) |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 3,160,965 | $ 1,906,959 |

Unaudited- See accompanying notes.

## VCMSE ART CITY LLC DBA MEOW WOLF, LLC
## INCOME STATEMENT
## FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

|  | 2016 | 2015 |
|---|---|---|
| **Operating Income** | | |
| Revenues | $ 5,517,309 | $ 220,473 |
| Cost of Sales | 401,305 | 23,065 |
| **Gross Profit** | 5,116,005 | 197,408 |
| **Operating Expense** | | |
| Direct Operating Expenses | 830,999 | 3,969 |
| Advertising | 252,049 | 42,926 |
| Salaries | 1,883,359 | 201,335 |
| Payroll Expenses | 126,108 | |
| General and Administrative | 799,018 | 65,195 |
| Rent | 163,690 | 6,300 |
| Depreciation | 650,000 | 41,543 |
|  | 4,705,223 | 361,268 |
| **Net Income from Operations** | 410,781 | (163,860) |
| **Other Income (Expense)** | | |
| Interest Income | 180 | 1 |
| Interest Expense | (366,718) | (6,746) |
| Other Expense | (4,900) | (84,433) |
| **Net Income** | $ 39,344 | $ (255,035) |

**VCMSE ART CITY LLC DBA MEOW WOLF, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015**
_____

|  | 2016 | 2015 |
|---|---|---|
| **Net Income (Loss) For The Period** | $ 39,344 | $ (255,035) |
| | | |
| **Cash Flows From Operating Activities** | | |
| Change in Inventory | (37,672) | (2,350) |
| Change in Other Current Assets | (55,269) | (139,792) |
| Change in Payables | (4,183) | 28,827 |
| Change in Other Current Liabilities | 119,916 | 21,931 |
| Depreciation Expense | 650,000 | 41,543 |
| | | |
| **Net Cash Flows From Operating Activities** | 712,135 | (304,876) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Change in Fixed Assets | (1,707,481) | (1,736,116) |
| Deposits | - | (19,987) |
| Investments | (86,526) | - |
| | | |
| **Net Cash Flows From Investing Activities** | (1,794,007) | (1,756,103) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Change in Contributed Capital | 346,445 | 73,733 |
| Change in Line of Credit | (74,447) | 74,447 |
| Change in Notes Payable | 831,782 | 1,940,744 |
| | | |
| **Net Cash Flows From Financing Activities** | 1,103,780 | 2,088,924 |
| | | |
| **Cash at Beginning of Period** | 50,258 | 22,312 |
| **Net Increase (Decrease) In Cash** | 21,908 | 27,945 |
| **Cash at End of Period** | $ 72,166 | $ 50,258 |

_____

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

VCMSE Art City LLC DBA Meow Wolf, LLC ("the Company") is a limited liability company organized under the laws of the State of New Mexico. The Company is an arts collective and engages in installation projects that challenge current concepts of art and arts-based communities.

Subsequent to January 1, 2017, the Company reorganized as a Delaware public benefit corporation known as "Meow Wolf, Inc."

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The estimated useful lives of the Company's fixed assets are the only significant estimates contained in the financial statements.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fixed Assets

The Company capitalizes assets with a useful life of at least one year, and an original purchase price of at least $1,000. As of December 31, 2016, the Company's fixed assets consisted of leasehold improvements, computers and office machinery, and vehicles used in the Company's business. Depreciation expense is taken on a double-declining basis over management's estimate of each asset's useful life, which generally corresponds with the Internal Revenue Service Modified Adjusted Cost Recovery System (MACRS). As of December 31, 2016, and 2015, accumulated depreciation associated with fixed assets was $650,000, and $41,543, respectively.

Other Current Assets

As of December 31, 2016, other current assets consisted of the following:

| | |
|---|---|
| Rent Escrow Account | $139,792 |
| Pre-Paid Rent | $ 21,805 |
| Construction Deposit | $ 10,000 |
| Short Term Note Receivable | $ 9,249 |
| Investment Account | $ 9,215 |
| Employee Advance | $ 150 |
| | $190,211 |

Other Current Liabilities

As of December 31, 2016, other current liabilities consisted of the following:

| | |
|---|---|
| Outstanding Checks | $ 62,501 |
| Payroll Taxes Payable | $ 40,472 |
| Sales Taxes Payable | $ 33,764 |
| Short Term Note Payable | $ 5,110 |
| | $141,847 |

Cost of Goods Sold

Cost of Goods Sold consists of various expenses related to the Company's gift shop merchandise, artist consignment, and food and beverage sales.

Advertising Costs

The Company expenses direct advertising, marketing, and promotional costs in the period incurred.

Income Taxes

Subsequent to January 1, 2017, the Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

For the years ended December 31, 2016, and 2015, the Company was treated as a disregarded entity for federal income tax purposes. All items of revenue and expense for 2016, 2015, and prior were reported by the members of the Company on their individual tax returns. The Company's 2015 federal income tax filing will be subject to review by the Internal Revenue Service until 2020. The Company's 2016 federal tax return will be subject to review by the Internal Revenue Service until 2021.

The Company is subject to tax filing requirements in the State of New Mexico. The Company's 2014 New Mexico tax filing will be subject to review by that State until 2018. The Company's 2015 New Mexico tax filing will be subject to review by that State until 2019. The Company's 2016 New Mexico tax filing will be subject to review by that State until 2020.

The Company is subject to annual reporting requirements in the State of Delaware after incorporating under the Laws of the State of Delaware in 2017.

## NOTE C- LEASES

The Company occupies an exhibition space under a non-cancellable operating lease agreement. The lease term runs from April 1, 2015 through May 31, 2025. Future minimum payments due under the lease are as follows.

| Fiscal Year | Amount Due in Monthly Installments |
|---|---|
| 2017 | $139,788 |
| 2018 | $139.788 |
| 2019 | $139,788 |
| 2020 | $139,788 |
| 2021 | $137,788 |
| 2022 | $139,788 |
| 2023 | $139,788 |
| 2024 | $139,788 |
| 2025 | $ 58,245 |

## NOTE D- NOTES PAYABLE

In 2015 and 2016, the Company sold a number of Loan Participitation Units ("LPU's") to accredited investors for the purpose of raising additional operating capital. The LPU's consist of three classes, each with different interest and participation characteristics:

• All principal and simple interest payments to be made based on 5 annual payments commencing on the first anniversary of the Repayment Commencement Date (defined below).

• Class A units to carry 12% interest with no revenue participation.

• Class B units to carry 5% interest with a revenue participation up to 50% of initial investment.

• Class C units to carry 0% interest with a revenue participation up to 150% of initial investment.

Additionally, the Company has general loans payable to financial institutions with an annum simple interest rate of 7%, annual installment payments due on September 30 for the years 2017, 2018, and 2019 respectively, and the final payment plus accrued interest and unpaid principal due on September 30, 2020.

As of December 31, 2016, the LPU's had balances of $226,946 for Class A loans, $503,092 for Class B loans, and $375,000 for Class C loans respectively, while the general loans were recorded at $414,792.

## NOTE E- EQUITY BASED COMPENSATION

The Company has authorized but not yet implemented an equity based compensation program for employees (the "Incentive Plan"). As of December 31, 2016, the Company has authorized up to

250,000 shares for the future stock option pool. The Company has one year from January 01, 2017 to enact the Incentive Plan.

Incentive stock options grant the holder the right to acquire Company stock from the Company at favorable rates. Options vest over a period determined by management at the time the options are granted.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 9, 2017, the date that the financial statements were available to be issued.